Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on January 27, 2022 to employees of Momentive Global Inc.

Q: I got a call from a company called Innisfree about the merger. How did they get my information?

A: Innisfree is our proxy solicitor, and they are reaching out to stockholders who have not yet voted. Innisfree received your name and contact information from the broker where your Momentive shares are held (e.g., E*TRADE). Innisfree can only use stockholder contact information to help encourage voting at this special meeting.

Q: Should I vote?

A: Yes! If you held stock in Momentive on January 3, 2022, you are eligible to vote, and we encourage you to vote. Your vote is very important, regardless of the number of Momentive shares you own. Not voting has the same effect as if you voted against the deal. Our Board of Directors has unanimously determined that the transaction is in the best interests of the stockholders, and recommends that you vote “FOR” the transaction.

Q: I can’t find the email from my broker with instructions on how to vote my shares. How can I vote?

A: Please double-check your spam or junk folders for an email from id@proxyvote.com. If you are unable to locate the email from your broker with your control number and instructions on how to vote your shares, you can vote by phone by calling Innisfree, our proxy solicitor, at the following numbers:

•	Toll-free from the U.S. and Canada: (877) 825-8772

•	From other locations: (212) 750-5833

Please remember that if you are calling from outside the U.S or Canada , you will need to:

•	dial international access (in most of Europe “00” or “+” from a mobile phone; in Australia “0011”)

•	then 1 (the U.S. country code) and

•	then the 10 digit number for Innisfree.

Innisfree can also help answer any questions you might have about the voting process.

If you are not sure what email address your employee E*Trade account is connected to, then you can:

•	log in to E*Trade

•	click on the “person” icon in the upper right of the page (next to the search box)

•	click Personal Information and review your Email Address (you may also edit the email address)

Forward-Looking Statements

This communication may contain forward-looking statements. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the acquisition of Momentive by Zendesk (the “Transaction”) are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; difficulties and delays in integrating Momentive’s and Zendesk’s businesses following the Transaction; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended September 30, 2021.

Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The registration statement was declared effective on January 7, 2022 and the definitive joint proxy statement/prospectus is first being mailed to Zendesk stockholders and Momentive stockholders on or about January 10, 2022. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.